UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number:  000-51625

China Linen Textile Industry, Ltd.
(Translation of registrant’s name into English)

Chengdong Street
Lanxi County, Heilongjiang Province 151500
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Entry into a Material Definitive Agreement.

On July 1, 2010, China Linen Textile Industry, Ltd.  (the “Company”), through Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. (“Lanxi Sunrise”), an indirect 95% owned operating subsidiary controlled by the Company, entered into a Fixed Asset Lease Agreement (the “Lease Agreement”) with Lanxi Tianqianfang Linen Co., Ltd. (the “Lessor”). Pursuant to the Lease Agreement, Lanxi Sunrise has leased all of the fixed assets, including real estate, production facilities, and equipment (“Facility”) owned by the Lessor in the People’s Republic of China (“PRC”).  Lanxi Sunrise intends to acquire all of the equity of the Lessor at some future date pursuant to a non-binding Company Acquisition Intent Agreement entered into between Lanxi Sunrise and the Lessor on April 26, 2010 (“Intent Agreement”).

The Facility was leased to expand Lanxi Sunrise’s existing production capacity of linen yarn. The Facility includes a building with an area of 7,120 square meters (23,358 square feet), and includes spinning machines, bleaching machines and other equipment.  The Facility is located at Fourth Neighborhood, Chengdong Street (East Town Street), Lanxi Town, PRC.  Lanxi Sunrise commenced operations at the Facility on July 2, 2010.

The lease term is for a period of one year, which commenced on July 1, 2010 and ends on June 30, 2011 (the “Term”).  The rent for the Term (the “Rent”) is RMB2.49 million (approximately U.S.$367,501), which will be paid in two equal installments. The first installment of Rent for the initial six-month period of the Term was made on July 4, 2010, and the second installment of Rent for the second six-month period of the Term is due between December 21, 2010 and December 31, 2010. The Rent does not include fees for water, electricity, gas, communication, equipment, property management expenses, or salaries of employees who will continue to work at the Facility, although such employees will continue to be employees of the Lessor.  Lanxi Sunrise and the Lessor have agreed that the Intent Agreement will remain in effect for the Term of the Lease Agreement, and that in the event the Lessor arranges to transfer or sell the Facility to a third party during the Term, or within the six-month period following the Term, Lanxi Sunrise shall have a right of first refusal to enter into such arrangements to acquire the Facility under the same terms and conditions as were negotiated by the third party.

In the event that Lanxi Sunrise and the Lessor enter into a definitive agreement for the acquisition by Lanxi Sunrise of all of the equity of the Lessor, the Lease Agreement shall immediately terminate and the Lessor shall reimburse Lanxi Sunrise for any unused rent that had previously been paid by Lanxi Sunrise.  At any time during the Term, either party may notify the other in writing to terminate the Lease Agreement in the event that (i) the Facility at the inception of the lease had safety defects or hazards that may be potential fire hazards, (ii) Lanxi Sunrise does not make reasonable use of the Facility or creates safety hazards, and fails to cease such activity after corrective measures are demanded in writing by Lessor, (iii) Lanxi Sunrise modifies the Facility, without consent from the Lessor and/or approval from relevant authorities, to engage in operation and production activities for products not specified in the Lease Agreement, or (iv) Lanxi Sunrise adds or modifies any equipment, or produces, transports, stores and uses hazardous material without obtaining written consent from Lessor or the approval from operation safety authorities or fire departments; in the event of termination due to the a breach of the Lease Agreement as described in (i)-(iv), the party in breach must pay damages to the other party in an amount equal to 30% of the annual rent, and may be responsible for additional damages.  The Lessor is not a related party to the Company or Lanxi Sunrise.  A copy of the Lease Agreement is attached as Exhibit 99.1 and is incorporated herein by reference.

Financial Statements and Exhibits.

Exhibits

99.1           Fixed Asset Lease Agreement dated July 1, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Linen Textile Industry, Ltd.

By:	/s/ Gao Ren
Name:	Gao Ren
Title:	Chief Executive Officer and Chairman

Dated: July 16, 2010